Trevor D. Wind Direct Dial: 804.823.4037 Direct Fax: 804.823.4099 twind@kv-legal.com

August 1, 2018

VIA EDGAR AND FEDEX OVERNIGHT

Erin E. Martin, Esq.

Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.,

Washington, DC 20549

Re:	Medalist Diversified REIT, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-11

Submitted June 18, 2018

CIK No. 0001654595

Dear Ms. Martin:

On behalf of Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated July 16, 2018 (the “Comment Letter”) to the Issuer’s Draft Registration Statement on Form S-11 filed on June 16, 2018 (the “Draft Registration Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Draft Registration Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000

Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 1, 2018

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 1, and two copies to show changes against the Draft Registration Statement. All page references in the responses are to pages of the clean copy of Amendment No. 1.

Commission’s Comment 1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Issuer’s Response: In response to the Staff’s comment, no such written communications have been presented to investors.

Commission’s Comment 2. Please ensure that you provide all of the applicable disclosure found in Industry Guide 5 and CF Disclosure Guidance Topic No. 6. For example only, in accordance with Item 1 of Industry Guide 5, please provide cover page risk factors. In accordance with Item 4 of Industry Guide 5, provide an estimate of the dollar amount of the management fee to be paid to your manager in the first fiscal year, assuming the maximum number of securities being registered are sold in this offering and maximum leverage. With respect to your prior performance disclosure and tables, please ensure that you provide all of the disclosure required by item 8 of Industry Guide 5 and revise the tables to be consistent with the guidance provided by CF Disclosure Guidance Topic No. 6.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on the cover page, page A-4 and page A-5 of Amendment No. 1.

With regard, to Item 4 of Industry Guide 5, the management fees payable to the manager consist of an asset management fee and an incentive fee. The asset management fee is based on net proceeds received from all issuances of equity plus retained earnings. As the Issuer is unable to predict with any certainty what our retained earnings will be in the future, the Issuer is unable to provide an estimate for the asset management fee. The incentive fee is based on Adjusted Funds from Operations (“AFFO”). As the Issuer is unable to predict with any certainty what AFFO will be in the future, the Issuer is likewise unable to provide an estimate for the incentive fee. The Issuer respectfully states that with regard to these fees, Amendment No. 1 complies with Item 4, subparagraph C by providing the terms of the arrangements with our manager, and in the case of the incentive fee, an exemplar calculation.

Commission’s Comment 3. We note your disclosure that you intend to be taxed as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2017. Please update this disclosure to clarify if you met the requirements and whether you qualify as a REIT.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure contained on the cover page, page 3, page 11, page 49, page 51, page 67 and page 115.

Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 1, 2018

Commission’s Comment 4. We note that your disclosure that you “do not make any representation as to the accuracy and completeness of this information.” This statement appears to disclaim the issuer’s responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 2.

Commission’s Comment 5. We note that you have experienced net losses. Please add a risk factor to address these losses and the potential impact on your company’s business and financial condition.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 20.

Commission’s Comment 6. We note your disclosure on page 56 that revenues at your Franklin Square property were negatively impacted by a bankruptcy filing in 2017 by one of your tenants. Please revise this risk factor to specifically address the bankruptcy filing by this tenant.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 25.

Commission’s Comment 7. We note that you made dividend payments of $0.70 per share through January 2018. Please revise to provide the disclosure required by Item 201(c)(1) of Regulation S-K. Additionally, it appears that your cash flow from operations were not sufficient to fund your distributions. Therefore, please disclose the sources of your distribution payments, including borrowing and proceeds, and revise your risk factor disclosure on page 27 to indicate that you have utilized these other sources and the extent to which you have used sources other than cash flow from operations.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 11, page 49 and page 100. With regard to the risk factor disclosure on page 27, please see the revised risk factor disclosure moved to page 20.

Commission’s Comment 8. We note your disclosure that you expect a new lease will be signed for a space at the Franklin Square Property in May 2018. Please update this disclosure.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 56.

Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 1, 2018

Commission’s Comment 9. Please tell us how your adjustment that adds back distributions to noncontrolling interests is consistent with the NAREIT definition of FFO.

Issuer’s Response: In response to the Staff’s comment, please see revised disclosure on page 57 and page 60.

Commission’s Comment 10. Please include a tabular presentation of the public contribution under the offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Refer to Item 506 of Regulation S-K for further guidance

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 62.

Commission’s Comment 11. Based on your footnote disclosure, it does appear that the average effective rent per square foot accounts for concessions, abatements and reimbursements. Please advise or revise as appropriate.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 69 and page 73.

Commission’s Comment 12. With respect to your Hampton Inn property, please disclose your average daily room rate and revenue per available room

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 71.

Commission’s Comment 13. Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Messier and Mr. Elliot should serve as directors. Refer to Item 401(e) of Regulation S-K.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 78.

Commission’s Comment 14. We note your discussion of the investment allocation agreement with your manager. Please also disclose the number of affiliated entities currently raising funds and the amounts these other entities have available for investments.

Issuer’s Response: In response to the Staff’s comment, the inclusion of the disclosure related to the investment allocation agreement was in error. Please see the revised disclosure on page 93 and page 94.

Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 1, 2018

Commission’s Comment 15. Please revise to present revenues and expenses by type rather than by property. This comment also applies to your presentation on page FS-10. Reference is made to Rule 5-03 of Regulation S-X.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page FS-6 and page FS-10.

Commission’s Comment 16. We note you acquired Franklin Square during 2017. Please provide us with your analysis supporting your conclusion that the acquired business is not a predecessor.

Issuer’s Response: In response to the Staff’s comment, the Issuer respectfully submits that its acquisition of Franklin Square should not require predecessor financial statements based on its analysis. The Issuer notes that Rule 405 of Regulation C defines predecessor as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.” Although the definition of “predecessor” is very broad, generally, a predecessor exists when a registrant succeeds to substantially all of the business (or separately identifiable line of business) of another entity (or group of entities), and the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired. Each situation must be evaluated based on its specific facts and circumstances.1

However, the Issuer notes that, at the 2015 AICPA Conference, the Staff indicated that it had noticed an increase in put-together transactions in which a newco is formed to acquire multiple entities (in this case properties). This has led to questions about how to identify the predecessor and the appropriate financial statements to include in an IPO registration statement. The Staff highlighted a number of factors for registrants to consider in determining the predecessor, including the ongoing business of the registrant.2 Ultimately, the determination of whether an acquisition constitutes the acquisition of a predecessor is a matter of judgment and is based, in part, on whether the acquired business will constitute the main thrust of the business or operations of the registrant,3 and thus material to an investment decision.

The Issuer respectfully states that it did not succeed to Franklin Square as its intended business, but rather it intends to acquire numerous real estate operations to provide investors the benefit of a diversified portfolio of real estate assets coupled with the benefits of the Issuer being taxed as a REIT for federal income tax purposes. In its initial filing with the Commission under its prior Regulation A offering, the Issuer stated its objective was “to acquire, reposition, renovate, lease and manage income-producing properties[.]”4 Further evidencing the “thrust” of its business, the Issuer went on to state that it intended to acquire an initial portfolio of four properties with proceeds from that offering.5 As the operation of Franklin Square did not and does not constitute the main thrust of its business, the Issuer does not believe Franklin Square should be accounted for as a predecessor and respectfully submits that inclusion of the financials of the seller of Franklin Square (the “Seller”) could be misleading to investors.

1 Ernst & Young, Technical Line – IPO financial statement accounting and disclosure considerations, October 7, 2015, page 16.

2 Deloitte, SEC Comment Letters – Including Industry Insights, November 2017, page 106.

3 KPMG, Getting Your Pre-IPO Accounting House In Order, page 2.

4 Issuer’s Offering Statement on Form 1-A filed with the Commission on October 5, 2015.

5 Issuer’s Offering Statement on Form 1-A filed with the Commission on October 5, 2015.

Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 1, 2018

Rather, the Issuer concluded that audited financials under S-X 8-06 are applicable with regard to the Issuer’s acquisition of Franklin Square. In support of this, the Issuer cites the Financial Reporting Manual (the “Manual”) published by the Division of Corporate Finance. The Manual discusses financials required specifically when a registrant is acquiring real estate operations. When a registrant acquires a “real estate operation,” it is required to provide the audited financials required under S-X 3-14, or S-X 8-06 in the case of a smaller reporting company. The Manual differentiates between acquisitions that require audited financials under S-X 3-14 and S-X 3-05. S-X 3-14 is applicable “to properties that generate revenues solely through leasing. Examples include office, apartment and industrial buildings as well as shopping centers and malls. ‘Real estate operations’ excludes the acquisition of properties that generate revenues from operations other than leasing real property, such as nursing homes, hotels, motels, golf courses, auto dealerships, and equipment rental operations, which are more susceptible to variations in costs and revenues over shorter periods due to market and managerial factors. S-X 3-05 rather than S-X 3-14 is applicable to the acquisition of these types of businesses.”6 The Issuer’s acquisition of Franklin Square is an acquisition of a “real estate operation,” as defined in the Manual. The Issuer’s business will not include any of the revenues and expenses of the Seller as a business owning real estate operations, separate from the property-specific income and expenses captured in the S-X 8-06 audit.

The Manual’s discussion of significance triggering the requirement to provide audited financials statements of the registrant under S-X 3-14 in the specific situation of REIT formation transactions. In discussing formation transactions for REITs, the Manual states that “a newly-formed REIT having no significant operations may…identify properties to be acquired upon closing the IPO. In addition, the REIT may identify properties that it will probably acquire soon after the IPO. The staff recognizes in these circumstances that the literal application of S-X 3-14 could result in the registrant providing financial statements of properties that are clearly insignificant to investors. In identifying the financial statements required to be included in the initial registration statement, the staff has allowed registrants to compute significance using a denominator equal to the total cost of the properties…to be acquired upon closing the IPO and properties identified as probable future acquisitions.”7 The Issuer finds it instructive that the Manual does not discuss when any such acquisition of a property would be considered the acquisition of a predecessor or reference “predecessor financials” in its discussion of the financials required in connection with a REIT’s formation transactions, which would otherwise render §2335 moot and generally inapplicable.

6 §2305.2.

7 §2335.1.

Erin E. Martin

Legal Branch Chief

U.S. Securities and Exchange Commission

August 1, 2018

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Trevor D. Wind
Trevor D. Wind

cc:	Thomas G. Voekler, Esq. (via electronic mail)

T. Rhys James, Esq. (via electronic mail)

Thomas E. Messier (via electronic mail)

Enclosures